Filed by Golub Capital BDC 3, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Golub Capital BDC 3, Inc.

Commission File No. 814-01244

Attached hereto as Exhibit 1 is a GBDC 3 Merger Investor Presentation.

Attached hereto as Exhibit 2 is an Investor Portal E-Mail Notification.

Attached hereto as Exhibit 3 is a Conference Call Notification.

Exhibit 1

GOLUB CAPITAL BDC 3, INC. (“GBDC 3”) OVERVIEW OF PROPOSED MERGER WITH GOLUB CAPITAL BDC, INC. (NASDAQ: GBDC) JANUARY 2024 CONFIDENTIAL | © 2024 GOLUB CAPITAL LLC

Disclaimer 2 company and to monitor and administer its investments ; (xvii) the ability of GC Advisors or its affiliates to attract and retain highly talented professionals ; (xviii) the business prospects of GBDC, GBDC 3 or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies ; (xix) the impact of the investments that GBDC, GBDC 3 or, following the closing of one or both of the Mergers, the combined company expect to make ; (xx) the expected financings and investments and additional leverage that GBDC, GBDC 3 or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future ; and (xxi) other considerations that may be disclosed from time to time in GBDC’s and GBDC 3 ’s publicly disseminated documents and filings . GBDC and GBDC 3 have based the forward - looking statements included in this press release on information available to them on the date of this communication, and they assume no obligation to update any such forward - looking statements . Although GBDC and GBDC 3 undertake no obligation to revise or update any forward - looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that GBDC and GBDC 3 in the future may file with the SEC, including the Joint Proxy Statement (each as defined below), annual reports on Form 10 - K, quarterly reports on Form 10 - Q and current reports on Form 8 - K . Additional Information and Where to Find It This communication relates to a proposed business combination involving GBDC and GBDC 3 , along with the related Proposals for which stockholder approval will be sought . In connection with the Proposals, each of GBDC and GBDC 3 intend to file relevant materials with the SEC, including a registration statement on Form N - 14 , which will include a joint proxy statement of GBDC and GBDC 3 and a prospectus of GBDC (the “Joint Proxy Statement”) . This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act . STOCKHOLDERS OF EACH OF GBDC AND GBDC 3 ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT OF GBDC AND GBDC 3 REGARDING THE PROPOSALS WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GBDC, GBDC 3 , THE MERGERS AND THE PROPOSALS . Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http : //www . sec . gov or, for documents filed by GBDC, from GBDC’s website at http : //www . golubcapitalbdc . com . Participants in the Solicitation GBDC and GBDC 3 and their respective directors, executive officers and certain other members of management and employees of GC Advisors and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GBDC and GBDC 3 in connection with the Proposals . Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GBDC and GBDC 3 stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available . This document may be obtained free of charge from the sources indicated above . Forward - Looking Statements This communication may contain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 . Statements other than statements of historical facts included in this communication may constitute forward - looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties . Actual results may differ materially from those expressed or implied in the forward - looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission . GBDC undertakes no duty to update any forward - looking statement made herein . All forward - looking statements speak only as of the date of this communication . Some of the statements in this communication constitute forward - looking statements because they relate to future events, future performance or financial condition or the two - step merger of GBDC 3 with and into GBDC (collectively, the “Mergers”), along with the related proposals for which stockholder approval will be sought (collectively, the “Proposals”) . The forward - looking statements may include statements as to : future operating results of GBDC and GBDC 3 and distribution projections ; business prospects of GBDC and GBDC 3 and the prospects of their portfolio companies ; and the impact of the investments that GBDC and GBDC 3 expect to make . In addition, words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words indicate forward - looking statements, although not all forward - looking statements include these words . The forward - looking statements contained in this communication involve risks and uncertainties . Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing ; (ii) the expected synergies and savings associated with the Mergers ; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers ; (iv) the percentage of GBDC and GBDC 3 stockholders voting in favor of the proposals submitted for their approval ; (v) the possibility that competing offers or acquisition proposals will be made ; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived ; (vii) risks related to diverting management’s attention from ongoing business operations ; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability ; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates ; (x) risks associated with possible disruption in the operations of GBDC and GBDC 3 or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or global health pandemics, such as the COVID - 19 pandemic ; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) ; (xii) changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets that could result in changes to the value of GBDC’s or GBDC 3 ’s assets ; (xiii) elevating levels of inflation, and its impact on GBDC and GBDC 3 , on their portfolio companies and on the industries in which they invest ; (xiv) combined company’s plans, expectations, objectives and intentions, as a result of the Mergers ; (xv) the future operating results and net investment income projections of GBDC, GBDC 3 , or, following the closing of one or both of the Mergers, the combined company ; (xvi) the ability of GC Advisors to locate suitable investments for the combined

Opportunity for a Premium to Net Asset Value (“NAV”) ▪ Merger consideration structure provides for scenarios in which GBDC 3 could realize a premium to NAV ▪ In 2019, GBDC and Golub Capital Investment Corporation (“GCIC”) closed on the only premium - to - NAV merger precedent in the BDC sector and delivered GCIC stockholders a premium to NAV liquidity event Incremental Value from GBDC’s NAV per Share Accretion ▪ The entire pro forma GBDC investor base would benefit from any GBDC NAV accretion resulting from the merger consideration structure ▪ Potential for additional value creation if post - merger GBDC continues trading above its NAV Increased Scale and Liquidity ▪ GBDC would be the 5th largest externally managed, publicly traded BDC by assets 1 ▪ $8.1 billion investment portfolio across 343 portfolio company investments with an average investment size of <0.30%, top ten investments represent approximately 15% of total investment portfolio 1 ▪ Larger BDCs generally have greater stock liquidity and wider investor bases Acquisition by a Like, Diversified Portfolio of Assets ▪ Over 99% of GBDC 3’s portfolio company investments overlap with those of GBDC 1 ▪ GBDC’s investment strategy will remain consistent with a focus on first lien, senior secured loans to resilient companies with partnership - oriented private equity sponsors across a range of industries Improved Access to Long - Term, Low - Cost, Flexible Debt Capital ▪ The increased scale of the combined company may enable better access to wider array of debt funding solutions and potential borrowing cost reductions ▪ Larger BDCs have historically issued in the institutional bond market at tighter coupons given greater scale and ability to drive improved liquidity in bond tranches Immediate Net Investment Income (“NII”) Accretion and Long - Term Potential for Additional Accretion ▪ Post merger GBDC is expected to support a meaningfully higher NII return profile than GBDC 3’s current NII return profile, resulting from GBDC’s relatively attractive cost of funding and higher leverage target (0.85 – 1.25x, debt - to - equity) 1 ▪ Fee structure amendment at GBDC aligns with GBDC 3’s current private period fee structure, but with higher income incentive fee hurdle rate (8%) 2 ▪ Opportunity for GBDC to deploy incremental leverage capacity post merger Potential for Operational Synergies ▪ Combined company is expected to realize annual synergies of approximately ~$1.2 million from duplicative expenses 3 Transaction Rationale 1. Pro forma as of September 30, 2023. 2. Effective at merger announcement but permanency is subject to closing of the merger.

GBDC 3 Overview

- Commenced operations October 2, 2017
- Managed by GC Advisors, an affiliate of Golub Capital
- $1.4 billion in investor capital subscriptions[1], primarily from institutional investors including marquee pension funds, insurance companies, endowments and foundations
- Intent from inception to seek a liquidity event and to use commercially reasonable efforts to wind down if no liquidity event occurred within six years of the initial closing (to the extent consistent with its fiduciary duties)
  - Stockholders approved an extension of the investment period in October 2023 by two years to October 2025
- Over $2.6 billion investment portfolio focused on floating rate, first lien senior secured loans to middle market companies controlled by private equity sponsors; well diversified with 291 portfolio company investments and an average position size of 0.3%[1]
- Solid performance to date with an average quarterly return on equity of 8.8%[2] and an investor internal rate of return since inception of 8.4%[3]
- Strong credit results. Net realized and unrealized gains on investments for 19 out of 24 quarters since inception. Approximately 90% of portfolio is performing at or above expectations and only two portfolio company investment are on non-accrual as of September 30, 2023[1,4]

Golub Capital BDC 3, Inc. Quarterly Returns on Equity While Private
(Net of Management Fees, Incentive Fees and all other Expenses)



1.8%
3.1%
3.1%
2.7%
2.3%
2.1%
2.5%
3.0%
2.4%
(8.7%)
8.3%
3.5%
3.1%
3.5%
2.5%
2.2%
2.6%
2.5%
0.4%
0.7%
1.0%
2.5%
2.8%
3.0%
Avg. 2.2%
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23

Note: Past performance does not guarantee future results. Investments are subject to risk of loss.
1. As of September 30, 2023.
2. Represents annualized average quarterly return on equity since inception. Return on equity calculations are based on the daily weighted average of total net assets during the individual quarters.
3. The 8.4% Internal rate of return ("IRR") on NAV is calculated at the fund level using beginning of period NAV, capital share issuances during the period, distributions paid or payable during the period, and ending period NAV. Period beginning August 1, 2017 and ending September 30, 2023. The first investment in GBDC 3 took place on August 1, 2017. These returns do not represent an actual return to any investor in the Company.
4. Refers to investments with GC Advisors' internal performance ratings of 4 or 5. Our internal performance ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or represent or reflect any third-party assessment of any of our investments.

GOLUB CAPITAL

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Process for Evaluating Liquidity Event Alternatives Valuation Degree of Liquidity Overall As s e s s m e nt IPO or Direct Listing of GBDC 3 Merger (including a merger with GBDC) Wind Down and/or Liquidation Status Quo (extension of investment period approved by GBDC 3 stockholders in October 2023) GBDC 3’s Board of Directors – along with its independent directors’ financial advisor and legal counsel – has gone through a careful, methodical process to evaluate potential liquidity event options Liquidity Event Alternatives Explored Framework for Evaluating GBDC 3’s Liquidity Event Alternatives 5

Merger Structure − Stock - for - stock merger with shares of GBDC 3 common stock to be exchanged for shares of GBDC common stock − The number of shares of GBDC common stock to be received by GBDC 3 stockholders to be determined at merger close based upon (i) the Net Asset Value (“NAV”) per share of GBDC 3 and GBDC, and (ii) the market price of GBDC common stock − Combined company to continue to trade under the ticker symbol “GBDC” on the Nasdaq − GBDC shares issued to former GBDC 3 stockholders in the merger will not be subject to any lock - up provision, 100% of the shares will be freely tradeable Pro Forma Balance S h ee t − $8.5 billion of total assets 1 − Investments in 343 portfolio companies with an average position size of less than 0.3% 1 − No change to investment strategy focused on first lien, senior secured loans − No change to target leverage (0.85x – 1.25x), pro forma GAAP debt - to - equity estimated to be ~1.10x (200% asset coverage minimum at GBDC 3) 1 Fee Structure − No change to GBDC base management fee rate of 1.0% − GBDC income and capital incentive fee rate to be reduced to 15%, to become permanent upon closing of the merger 2 − No change to income incentive fee hurdle rate of 8% Closing Approvals − Affirmative vote of (i) a majority of the stockholders of GBDC 3 and (ii) a majority of a quorum of stockholders of GBDC − Regulatory and other customary approvals − Amendment of the Investment Advisory Agreement of GBDC (no stockholder vote required) D i v id e nd s − Concurrent with announcement of the merger, GBDC’s Board of Directors (the “Board”) declared a quarterly distribution of $0.39 per share, which is payable in March 2024, an increase from the quarterly distribution of $0.37 per share declared in November 2023 3 − Existing variable supplemental distribution framework to remain in effect − In addition, the Board expects to declare a series of post - merger special distributions related to undistributed taxable income in the aggregate amount of $0.15 per share, to be paid in three equal quarterly installments of $0.05 per share 4 Post - Closing Share P u r chas e ( s ) − Existing $150 million GBDC share repurchase plan will remain in effect Po s t - M e r g e r G o ve r nan c e − GC Advisors LLC (affiliate of Golub Capital) will continue to serve as the investment adviser of GBDC − All current GBDC officers and directors will remain in their current roles Expected Timing − Expected to file a joint proxy in February 2024 − Anticipated closing in CQ2 2024, subject to stockholder approvals and other customary closing conditions 6 Summary of Transaction Key Terms 1. Pro forma as of September 30, 2023. 2. The reduction in incentive fee will become permanent upon merger close and will be effective as of January 1, 2024 as GC Advisors has agreed to unilaterally waive incentive fees above 15.0% for periods during the pendency of the merger. 3. Payable on March 29, 2024 to stockholders of record date as of March 1, 2024. 4. Special distribution stockholder record dates and payment dates expected to be declared by the Board of Directors at a later time, with the first installment record date to be shortly after merger close,

GBDC Financial Highlights Investors in GBDC’s 2010 IPO have achieved a 9.4% IRR on NAV 1 Note: Financial data as of September 30, 2023. Amounts presented represent per share amounts for a hypothetical shareholder that purchased one share in GBDC’s initial public offering (“IPO”) on April 15, 2010. For illustrative purposes only; does not reflect the actual returns of a specific GBDC investor. Past performance does not guarantee future results. 1. The 9.4% IRR on NAV is calculated using beginning of period NAV, distributions paid during the period and ending period NAV. Period beginning June 30, 2010 and ending September 30, 2023. GBDC made its initial public offering on April 15, 2010. GBDC’s 1 - , 5 - and 10 - Year net IRRs are 10.6%, 7.4% and 9.0%, respectively. $32.66 Source: SEC Filings and Golub Capital analysis. 7 $0.58 $17.02 $15.02 $0.04 $14.63

Overview of Proposed Merger Consideration

GBDC to acquire 100% of GBDC 3 in a stock-for-stock merger, with shares to be exchanged based upon an exchange ratio determined at merger close that allows for potential NAV per share accretion at GBDC while valuing GBDC 3 at a potential premium to NAV

	GBDC Price-to-NAV at Merger Close	Applicable Exchange Ratio Formula
Scenario #1:	GBDC P/NAV ≤ 100%	Exchange Ratio = GBDC 3 NAV Per Share / GBDC NAV Per Share
Scenario #2:	100% < GBDC P/NAV < 106%	Exchange Ratio = (GBDC 3 NAV Per Share x (1 + 50% x (GBDC P/NAV -1)) / GBDC Market Price[1]
Scenario #3:	GBDC P/NAV ≥ 106%	Exchange Ratio = (GBDC 3 NAV Per Share x (1 + 3%)) / GBDC Market Price[1]

Illustrative Exchange Ratio Calculations Using GBDC & GBDC 3 NAV Per Share as of September 30, 2023

	Scenario #1	Scenario #2	Scenario #3
GBDC Market Price	$15.00	$15.50	$16.50
GBDC NAV Per Share	$15.02	$15.02	$15.02
GBDC P/NAV	99.9%	103.2%	109.9%
GBDC 3 NAV Per Share[2]	$14.70	$14.70	$14.70
Exchange Ratio	$14.70 / $15.02 = **0.9787** Each GBDC 3 stockholder to receive **0.9787** shares of GBDC per GBDC 3 share	($14.70 x (1 + 50% x (103.2% -1)) / $15.50 = **0.9635** Each GBDC 3 stockholder to receive **0.9635** shares of GBDC per GBDC 3 share	($14.70 x (1 + 3.0%)) / $16.50 = **0.9176** Each GBDC 3 stockholder to receive **0.9176** shares of GBDC per GBDC 3 share

Note: Financial data as of September 30, 2023.
1. Represents the price of GBDC Common Stock on the Nasdaq measured on either the day prior to Merger close, if the Nasdaq is closed, the most recent trading day.
2. Reflects GBDC 3's NAV per share as of September 30, 2023, adjusted for a $0.30 per share special distribution declared on November 17, 2023 and payable on December 8, 2023 (record date of December 14, 2023).

GOLUB CAPITAL

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Combination of GBDC and GBDC 3 Creates the Fifth Largest Externally Managed, Publicly Traded BDC in the Market $1 . 9 $2 . 0 $2 . 5 $2 . 5 $2 . 6 $2 . 7 $ 3 . 2 $ 3 . 3 $3 . 3 $3 . 6 $5 . 7 $7 . 9 $8 . 5 $9 . 6 $13 . 5 $15 . 4 $22 . 9 $0 $5 $10 $15 $20 $25 C I O N CG BD M F IC S LRC B C S F B B DC T S LX N M F C O CSL G S B D G BD C PS E C G BD C B X S L (Pro F o r m a) O BD C F S K AR CC GBDC (Pro Forma) will have $ 8 . 5 billion in combined total assets, making it the 5 th largest externally - managed and publicly traded BDC in the market, and one of the two largest publicly traded BDCs with > 90 % of its investment portfolio oriented towards 1 st lien, senior secured lending Largest Externally - Managed and Publicly Traded BDCs by Total Assets ( $ in Billions) Note: The BDC peer group utilized by Golub Capital is the 15 largest publicly traded, externally managed BDCs by total balance sheet assets, excluding GBDC, as of September 30, 2023. Golub Capital has selected this group of BDCs for comparison because the Firm believes that the group represents companies that have a similar structure and size as GBDC. 1. Represents percentage of total investment portfolio allocated to first lien debt investments based upon fair value as of September 30, 2023. Excludes senior loan fund and first lien oriented joint venture investments, where applicable. +$2.7 billion in total assets Source: S&P Capital IQ and SEC filings. 9 1 st Lien, Senior Secured Investment Portfolio Orientation 1 : 86% 68% 88% 98% 64% 67% 91% 54% 76% 95% 94% 57% 94% 98% 69% 61% 43%

Larger BDCs Generally Have Improved Trading Liquidity Market Capitalization and Average Daily Trading Volume of Largest Externally - Managed and Publicly Traded BDCs ($ in Millions) Note: The BDC peer group utilized by Golub Capital is the 15 largest publicly traded, externally managed BDCs by total balance sheet assets, excluding GBDC, as of September 30, 2023. Golub Capital has selected this group of BDCs for comparison because the Firm believes that the group represents companies that have a similar structure and size as GBDC. Note: Market data as of January 16, 2024. OBDC GBDC GBDC (Pro F o r m a ) 1 Market C apit alization 30 - Day Average Daily Trading Volume $0.0 1. GBDC (Pro Forma) market capitalization assumes application of GBDC’s P/NAV premium (as of January 16, 2024) to GBDC 3’s NAV as of September 30, 2023; does not reflect merger adjustments. Source: S&P Capital IQ. 10 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 $80.0 $0 $2 , 000 $4 , 000 $6 , 000 $8 , 000 $10,000 $12,000 ARCC FSK B X S L PS EC TS L X GSBD OCSL N M F C BCSF B B D C MF IC SL R C CGB D CION

$1 , 137 $2 , 47 8 $ 2 , 5 57 $3 , 982 $3 . 5 $10 . 9 $9 . 2 $0 $5 $10 $15 $20 $25 $0 $500 $1 , 000 $1 , 500 $2 , 000 $2 , 500 $3 , 000 $3 , 500 $4 , 000 $ 4 , 5 00 $5 , 000 Pre - GCIC Merger Close (September 16, 2019) 1 Post - GCIC Merger Close (September 16, 2019) 2 Pre - GBDC 3 Merger 3 Post - GBDC 3 Merger 4 Potential for Continued Improvement in Trading Liquidity GBDC Market Capitalization and Average Daily Trading Volume Pre - and Post - Merger Close ($ in Millions) Market C apit alization 1 - Year Average Daily Trading Volume 210% Increase 1. Market capitalization as of market close on September 16, 2019, and 1 - year average daily trading volume for the measurement period 9/17/2018 – 9/16/2019. 2. Market capitalization as of market close on September 17, 2019, and 1 - year average daily trading volume for the measurement period 9/17/2019 – 9/16/2020. 3. Market capitalization as of market close on January 16, 2024, and 1 - year average daily trading volume for the measurement period 1/17/2023 – 1/16/2024. Potential for Meaningful Increase 4. GBDC (Pro Forma) market capitalization assumes application of GBDC’s P/NAV premium (as of January 16, 2024) to GBDC 3’s NAV as of September 30, 2023; does not reflect merger adjustments. Source: S&P Capital IQ. 11

Substantial Overlap in Highly Diversified Investment Portfolios Pro Forma GBDC Diversity by Obligor (% of Total Investment Portfolio at Fair Value) GBDC 3 Overla p pin g 84.8% GBDC & GBDC 3 Overlapping Portfolio Company Investments (% of Total Investment Portfolio at Fair Value) GBDC Non - Overla p pin g 15.2% Overla p pin g 99.7% Non - Overla p pin g 0.3% Avg. Size 0.3% Top 10 I n v estme n ts 15% Top 25 I n v estme n ts 30% Remaining 317 Investments 70% G B D C GBDC 3 Avg. Size 0.3% Top 10 I n v estme n ts 16% Top 25 I n v estme n ts 34% Remaining 266 Investments 66% Avg. Size 0.3% Note: Financial data as of September 30, 2023. 12 Pro Forma GBDC Top 10 Investments 15% Top 25 I n v estme n ts 29% Remaining 318 Investments 71% 342 Investments 291 Investments

Pro Forma Portfolio Remains Similar to GBDC Today G B DC GBDC 3 Pro Forma GBDC Asset Mix: Senior Secured 9% 9% 9% One Stop 85% 85% 85% Junior Debt 1 1% 1% 1% Equity and Other Investments 5% 5% 5% Total 100% 100% 100% Internal Performance Ratings 2 : Internal Performance Ratings 4 - 5 85 . 2% 89.9% 86.7% Internal Performance Rating 3 14 . 6% 10.1% 13.1% Internal Performance Ratings 1 - 2 0 . 3% 0.0% 0.2% Total 100% 100% 100% Non - Accrual Investments: Non - accrual Investments 3 1 . 2% 0.1% 0.9% Industry 4 : Software 26% 28% 27% Healthcare Providers and Services 8% 6% 8% Diversified Consumer Services 6% 5% 5% Automobiles 5% 5% 5% IT Services 5% 5% 5% Other 50% 50% 50% Total 100% 100% 100% Note: Financial data as of September 30, 2023. Figures may not sum to 100% due to rounding. 1. Junior Debt is comprised of subordinated debt and second lien loans. 2. Please see Internal Performance Ratings set forth in the section captioned “Portfolio Composition, Investment Activity and Yield” in our annual report on form 10 - K. 3. Non - accrual investments as a percentage of total debt investments at fair value. Key Portfolio Metrics (% of Total Investment Portfolio at Fair Value) Senior S e c ure d 9% One Stop 85% Equity and Other Investments 5% Junior Debt 1% 94% First Lien S o f t w a re 27% Healthcare Providers and Services 8% S p e c ia lty Retail 5% Autom ob ile s 5% IT Services 5% O th e r 50% Risk Ratings 4 - 5 86.7% 4. Based on S&P 2018 industry code. The largest industries represented as a percentage of the portfolio at fair value are labeled. 13 Risk Ratings 1 - 2 0.2% Risk Rating 3 13.1%

Opportunity for Debt Optimization

The increased scale of pro forma GBDC may enable better access to wider array of debt funding solutions and potential borrowing cost reductions

Debt Funding Considerations

- Opportunity to optimize bank lending relationships and drive funding cost savings
  - $703 million in undrawn commitments under GBDC's existing JPMorgan Credit Facility
- Pro forma GBDC will continue to prioritize cost efficient and flexible unsecured notes as part of maintaining its differentiated credit ratings profile
  - Larger BDCs have historically issued in the institutional bond market at tighter coupons given greater scale and ability to drive improved liquidity in bond tranches
  - Pro forma GBDC is an experienced unsecured debt issuer with a differentiated ratings profile
- Greater scale could enhance capacity to use securitizations to further reduce funding costs and improve flexibility relative to bank facilities
- Significant available liquidity, approximately $1.4 Billion in available borrowing capacity (subject to leverage and borrowing base restrictions) under GBDC's existing JPMorgan Credit Facility, unrestricted cash balances, and undrawn commitments under GBDC's existing GC Advisors Revolver

Pro Forma GBDC Debt Capital Structure[1]


GBDC
Bank Facilities 11%
Unsecured Notes 61%
Securitizations 29%
Total Funded Debt: $3,137 Million
GBDC 3
Securitizations 62%
Bank Facilities 38%
Total Funded Debt: $1,241 Million
Pro Forma GBDC
Unsecured Notes 43%
Bank Facilities 18%
Securitizations 38%
Total Funded Debt: $4,377 Million

1. Financial data as of September 30, 2023, but shown pro forma for the December 2023 issuance of $450 million in unsecured notes maturing December 2028, assuming that all issuance proceeds are utilized to paydown total outstanding debt under GBDC's existing JPMorgan Credit Facility at September 30, 2023.

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GBDC Continues to Improve on its Best - in - Class Public BDC Fee Structure GBDC Investment Advisory Agreement Key Terms GBDC Fee Structure (Current) GBDC Fee Structure (Waiver effective at merger announcement, permanent upon merger close) Change Base Management Fee 1.000% (Gross Assets, ex. Cash) 1.000% (Gross Assets, ex. Cash) No Change Incentive Fee on Income 20.0% 15.0% (5.0%) Incentive Fee Hurdle Rate 8.0% 8.0% No Change Incentive Fee Catch - up 100% 100% No Change Incentive Fee on Capital Gains 20.0% 15.0% (5.0%) Incentive Fee Cap Cumulative, since inception Cumulative, since inception No Change 1 waiver or closing of the proposed merger, as applicable. 15 1. The Incentive Fee Cap rate will be reduced to 15.0% from 20.0% consistent with the reduction to the income and capital gain incentive fee rate reductions. The reduced Incentive Fee Cap rate will be applied prospectively to earnings for periods ending (i) after adoption of the waiver or (ii) after closing of the proposed merger, as applicable. The change will not be made retroactive to earnings and incentive fees paid for periods prior to the adoption of the

The Gold Standard in Public BDC Fee Structures

GOLD STANDARD

GREATEST DEGREE OF SHARHOLDER ALIGNMENT

(% of Gross Assets)	Base Management Fee
1.00%	GBDC
1.00%	BXSL GSBD
1.50%	ARCC BCSF FSK NMFC[1] OBDC OCSL TSLX
1.75% - 2.00%	PSEC

	Base Management Fee Charged on Cash?
No	GBDC
No	ARCC BCSF FSK GSBD NMFC OBDC OCSL
Yes	BXSL PSEC TSLX

(% of Pre-Incentive Fee NII)	Income Incentive Fee
15.0%	GBDC
17.5%	BCSF BXSL FSK OBDC OCSL TSLX
20.0%	ARCC GSBD NMFC PSEC

	Income Incentive Fee Hurdle Rate
8.0%	GBDC
8.0%	NMFC
7.0%	ARCC FSK GSBD PSEC
6.0% - 6.5%	BCSF BXSL OBDC OCSL TSLX

	Incentive Fee Cap Measurement Period
Since Inception	GBDC
Trailing 3 Years	BCSF BXSL GSBD
None	ARCC FSK NMFC OBDC OCSL PSEC TSLX

Pro forma fee structure positions GBDC to provide market-leading risk-adjusted returns across different economic and interest rate environments while keeping its investment strategy focused at the top of the capital structure (first lien, first out senior secured sponsor backed floating rate loan investment strategy)

Note: The BDC peer group utilized by Golub Capital is the 10 largest publicly traded, externally managed BDCs by market capitalization, excluding GBDC, as of January 16, 2024.
1. Base management fee is calculated at an annual rate of 1.4% of NMFC's gross assets.
Source: SEC Filings.

GOLUB CAPITAL

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Immediate NII Accretion from Fee Structure Amendment

- We believe the incentive fee reduction from 20.0% to 15.0% results in a pro forma increase in adjusted net investment income of between $0.03 - $0.04 per share quarterly, or ~$0.13 per share annually[1]
  - Based on GBDC's FY 2023 Q4 results, the incentive fee reduction is estimated to result in ~90bps of Adjusted NII ROAE accretion (annualized)[2]
- The cumulative impact of (i) the base management fee reduction to 1.0% of gross assets (ex. cash) and (ii) the proposed incentive fee reduction from 20.0% to 15.0% is estimated to increase adjusted net investment income by between $0.05 - $0.07 per share quarterly[1]
- Advisory fee reductions increase GBDC's profitability profile across market and interest rate cycles

Legacy fee structure[3] → 1.0% management fee in effect → 1.0% management fee & 15.0% incentive fee in effect

	Quarter Ended (shown on annualized basis)[1]		
	June 30, 2023	September 30, 2023	September 30, 2023 (Pro Forma for 15.0% Incentive Fee)
Adjusted Net Investment Income Return on Average Equity ("Adjusted NII ROAE")[2]			
Adjusted total investment income (% of average total assets)[4]	11.0%	11.6%	11.6%
Interest and other debt financing expenses (% of average total debt)	(5.0%)	(5.2%)	(5.2%)
GAAP leverage (average total debt and average total net assets)	1.25x	1.24x	1.24x
Adjusted NII ROAE (before operating expenses and advisory fees)[2]	18.4%	19.6%	19.6%
Base management fee, net of waiver (% of average total net assets)	(3.0%)	(2.2%)	(2.2%)
Incentive fee – net investment income (% of average total net assets)	(3.0%)	(3.4%)	(2.5%)
Operating expenses (% of average total net assets)[5]	(0.6%)	(0.6%)	(0.6%)
Adjusted NII ROAE (% of average total net assets)[2]	**11.8%**	**13.4%**	**14.3%**
Net Investment Income Per Share			
Net investment income per share	$0.43	$0.49	$0.52
Amortization of GCIC acquisition purchase premium per share	$0.01	$0.01	$0.01
Adjusted net investment Income per share	**$0.44**	**$0.50**	**$0.53**
Annualized adjusted net investment income per share	**$1.75**	**$2.00**	**$2.13**

Note: All figures are calculated on the basis of average balances as of June 30, 2023 and September 30, 2023. Based upon GBDC historical financials and does not account for impacts of a potential merger.

1. Due to the purchase accounting for the GCIC acquisition, as a supplement to U.S. generally accepted accounting principles ("GAAP") financial measures, the Company is providing additional non-GAAP measures. See the slide titled "Endnote - Non-GAAP Financial Measures" at the end of this presentation for further description of the non-GAAP financial measures.
2. Adjusted net investment income return on average equity is calculated as (1) (a) the adjusted net investment income per share (b) annualized by multiplying by four and (2) divided by the average NAV per share for the two most recently completed quarters.
3. Legacy fee structure characterized by a 1.375% base management fee and 20.0% income incentive fee over a 8% hurdle rate (annualized).
4. Excludes the impact of GCIC acquisition purchase premium amortization.
5. Total operating expenses include professional fees, administrative service fees, director fees and other general and administrative expenses.

GOLUB CAPITAL

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The Bottom Line for BDC Investors: Higher Returns, Lower Portfolio Risk, and Credit Outperformance

Pro Forma GBDC will be amongst the highest returning BDCs in the public BDC sector with a more meaningful 1st lien senior secured focus and better underlying credit performance

Net Investment Income Return on Average Equity Benchmarking for BDC Peers[1]
(CQ3 2023, annualized)


17.5%
14.4%
14.3%
14.2%
14.1%
13.4%
12.9%
12.7%
12.6%
12.6%
12.4%
12.2%
11.3%
11.1%
11.0%
10.8%
9.5%
GSBD
BXSL
GBDC (Pro Forma)[2]
TSLX
CION
GBDC[2]
FSK
OBDC
OCSL
BCSF
CGBD
NMFC
MFIC
ARCC
BBDC
PSEC
SLRC

1st Lien, Senior Secured Investment Portfolio Orientation[3]:

95% 98% 94% 91% 86% 94% 60% 69% 76% 64% 68% 54% 88% 43% 67% 57% 98%

Non-Accrual Investments as a % of Total Portfolio Investments at Fair Value:

2.3% <0.1% 0.8% 0.7% 1.0% 1.1% 2.4% 0.8% 1.7% 1.0% 2.0% 1.5% 0.5% 0.6% 1.6% 0.2% 0.3%

Note: Financial data as of September 30, 2023. The BDC peer group utilized by Golub Capital is the 15 largest publicly traded, externally managed BDCs by total balance sheet assets, excluding GBDC, as of September 30, 2023. Golub Capital has selected this group of BDCs for comparison because the Firm believes that the group represents companies that have a similar structure and size as GBDC.

1. Net investment income return on average equity is calculated as (1) (a) the adjusted net investment income per share (b) annualized by multiplying by four and (2) divided by the average NAV per share for the two most recently completed quarters.
2. Due to the purchase accounting for the GCIC acquisition, as a supplement to U.S. generally accepted accounting principles ("GAAP") financial measures, the Company is providing additional non-GAAP measures. See the slide titled "Endnote - Non-GAAP Financial Measures" at the end of this presentation for further description of the non-GAAP financial measures.
3. Represents percentage of total investment portfolio allocated to first lien debt investments based upon fair value as of September 30, 2023. Excludes senior loan fund and first lien oriented joint venture investments, where applicable.

Source: S&P Capital IQ and SEC Filings.

GOLUB CAPITAL

18

Potential for Operational Synergies $14.0 $13.6 $7.1 $6.3 $21.1 $19.9 $0 $5 $ 1 0 $ 1 5 $ 2 0 $ 2 5 GBDC + GBDC 3 C o mb i n e d Other G&A Expenses T otal Professional Fees The merger of GBDC and GBDC 3 offers the potential to create operating synergies due to the elimination of redundant professional services and other corporate expenses Potential Annual Operational Synergies ($ in Millions) Expected decrease of ~$1.2 million per annum vs. combined standalone operating expenses, or ~6% of the combined operating expense base (excluding borrowing expense and advisory fees) 19 $1.2 million per annum

Conclusion 20 GBDC 3’s Board of Directors believes the proposed merger with GBDC creates meaningful value for GBDC 3 stockholders Opportunity for a Premium to Net Asset Value (“NAV”) Incremental Value from GBDC’s NAV per Share Accretion Increased Scale and Liquidity Potential for Operational Synergies Immediate Net Investment Income (“NII”) Accretion and Long - Term Potential for Additional Accretion Improved Access to Long - Term, Low - Cost, Flexible Debt Capital Acquisition of a Like, Diversified Portfolio of Assets

Ap p endix 21 01

Appendix: Proposed Merger Consideration Structure GBDC to acquire 100% of GBDC 3 in a stock - for - stock transaction, with shares to be exchanged based on the following: iii. i. If the ratio of GBDC’s market price to GBDC’s NAV per share is less than or equal to 1 . 00 x then the exchange ratio is determined by the ratio of (a) GBDC 3 ’s NAV per share and (b) GBDC’s NAV per share at transaction close, or ii. If the ratio of GBDC’s market price to GBDC’s NAV per share is greater than 1 . 00 x but less than 1 . 06 x then the exchange ratio is determined by the ratio of (a) the product of (1) GBDC 3 ’s NAV per share and (2) 1 + 50 % of GBDC’s trading premium to GBDC’s NAV, and (b) GBDC’s market price at transaction close, or If the ratio of GBDC’s market price to GBDC’s NAV per share is greater than or equal to 1 . 06 x then the exchange ratio is determined by the ratio of (a) the product of (1) GBDC 3 ’s NAV per share and (2) 1 . 03 , and (b) GBDC’s market price at transaction close . Merger Consideration Description i. If the ratio of GBDC’s market price to GBDC’s NAV per share is less than or equal to 1.00x : ii. If the ratio of GBDC’s market price to GBDC’s NAV per share is greater than 1.00x but less than 1.06x: iii. If the ratio of GBDC’s market price to GBDC’s NAV per share is greater than or equal to 1.06x: Merger Consideration Formulaic Representation GBDC 3 NAV PER SHARE E X CHA NGE RATIO GBDC NAV PER SHARE GBDC 3 NAV PER SHARE x ( 1 + 50.0% x (GBDC MARKET PRICE / GBDC NAV PER SHARE - 1)) E X CHA NGE RATIO GBDC MARKET PRICE GBDC 3 NAV PER SHARE x 1.03 E X CHA NGE RATIO GBDC MARKET PRICE 22

Endnotes – Non - GAAP Financial Measures 23 1. On September 16 , 2019 , the Company completed its acquisition of GCIC . The merger was accounted for under the asset acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 - 50 , Business Combinations — Related Issues . Under asset acquisition accounting, where the consideration paid to GCIC’s stockholders exceeded the relative fair values of the assets acquired, the premium paid by GBDC was allocated to the cost of the GCIC assets acquired by GBDC pro - rata based on their relative fair value . Immediately following the acquisition of GCIC, GBDC recorded its assets at their respective fair values and, as a result, the purchase premium allocated to the cost basis of the GCIC assets acquired was immediately recognized as unrealized depreciation on the Company's Consolidated Statement of Operations . The purchase premium allocated to investments in loan securities will amortize over the life of the loans through interest income with a corresponding reversal of the unrealized depreciation on the GCIC loans acquired through their ultimate disposition . The purchase premium allocated to investments in equity securities will not amortize over the life of the equity securities through interest income and, assuming no subsequent change to the fair value of the GCIC equity securities acquired and disposition of such equity securities at fair value, the Company will recognize a realized loss with a corresponding reversal of the unrealized depreciation upon disposition of the GCIC equity securities acquired . As a supplement to U . S . generally accepted accounting principles (“GAAP”) financial measures, the Company has provided the following non - GAAP financial measures : • “Adjusted Net Investment Income” and “Adjusted Net Investment Income Per Share” - excludes the amortization of the purchase premium from net investment income calculated in accordance with GAAP . • “Adjusted Net Realized and Unrealized Gain/(Loss)” and “Adjusted Net Realized and Unrealized Gain/(Loss) Per Share” - excludes the unrealized loss resulting from the purchase premium write - down and the corresponding reversal of the unrealized loss resulting from the amortization of the premium on loans or from the sale of equity investments from the determination of realized and unrealized gain/(loss) in accordance with GAAP . • “Adjusted Net Income” and “Adjusted Earnings/(Loss) Per Share” – calculates net income and earnings per share based on Adjusted Net Investment Income and Adjusted Net Realized and Unrealized Gain/(Loss) . The Company believes that excluding the financial impact of the purchase premium in the above non - GAAP financial measures is useful for investors as this is a non - cash expense/loss and is one method the Company uses to measure its financial condition and results of operations . In addition to the non - GAAP financial measures above, the Company has provided the non - GAAP financial measure “Adjusted Net Investment Income Before Accrual for Capital Gain Incentive Fee” and “Adjusted Net Investment Income Before Accrual for Capital Gain Incentive Fee Per Share” , which excludes the accrual for the capital gain incentive fee required under GAAP (including the portion of such accrual that is not payable under GBDC’s investment advisory agreement) from Adjusted Net Investment Income . The Company believes excluding the accrual of the capital gain incentive fee as a non - GAAP financial measure is useful as a portion of such accrual is not contractually payable under the terms of either the Company’s current investment advisory agreement with GC Advisors, which was effective September 16 , 2019 , or its prior investment advisory agreement with GC Advisors, (each an, “Investment Advisory Agreement”) . In accordance with GAAP, the Company is required to include aggregate unrealized appreciation on investments in the calculation and accrue a capital gain incentive fee on a quarterly basis as if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under either Investment Advisory Agreement . As of September 30 , 2023 , there was no cumulative capital gain incentive fee accrued by the Company in accordance with GAAP, and none was payable as a capital gain incentive fee pursuant to the current Investment Advisory Agreement as of September 30 , 2023 . Any payment due under the terms of the current Investment Advisory Agreement is based on the calculation at the end of each calendar year or upon termination of the Investment Advisory Agreement . The Company paid capital gain incentive fees in the amounts of $ 1 . 2 million and $ 1 . 6 million calculated in accordance with its prior Investment Advisory Agreement as of December 31 , 2017 and 2018 , respectively . The Company did not pay any capital gain incentive fee under the Investment Advisory Agreement for any period ended prior to December 31 , 2017 . Although these non - GAAP financial measures are intended to enhance investors’ understanding of the Company’s business and performance, these non - GAAP financial measures should not be considered an alternative to GAAP . Refer to slide ‘Summary of Quarterly Results’ for a reconciliation to the nearest GAAP measures . 2. Purchase premium refers to the premium paid by GBDC to acquire GCIC in excess of the fair value of the assets acquired.

Exhibit 2

Dear Investor,

We’re pleased to inform you that Golub Capital BDC 3, Inc. (“GBDC 3”) announced today that it has entered into a definitive agreement to merge with Golub Capital BDC, Inc. (“GBDC”) (Nasdaq: GBDC), with GBDC as the surviving company. The proposed merger is structured as a stock-for-stock merger, with each GBDC 3 stockholder receiving a number of GBDC shares to be determined at merger close. Subject to certain stockholder approvals and customary closing conditions, the proposed merger is expected to close in the second calendar quarter of 2024.

A presentation regarding the proposed merger has been upload to the Golub Capital Investor Portal. GBDC 3 is hosting a conference call at 1:00 pm Eastern Time today, Wednesday, January 17, 2024 to discuss the proposed merger. Additional details on the conference call are available on the Investor Portal.

GBDC 3 also announced preliminary financial results for the quarter ended December 31, 2023, a copy of which is available on the Investor Portal.

You can view and download these documents by logging in to the Golub Capital Investor Portal using the link below.

https://investorportal.golubcapital.com

Should you have any questions, please contact Investor Relations at investorrelations@golubcapital.com.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GBDC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger of GBDC 3 with and into GBDC (collectively, the “Mergers”), along with the related proposals for which stockholder approval will be sought (collectively, the “Proposals”). The forward-looking statements may include statements as to: future operating results of GBDC and GBDC 3 and distribution projections; business prospects of GBDC and GBDC 3 and the prospects of their portfolio companies; and the impact of the investments that GBDC and GBDC 3 expect to make. In addition, words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of GBDC and GBDC 3 stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of GBDC and GBDC 3 or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or global health pandemics, such as the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets that could result in changes to the value of GBDC’s or GBDC 3’s assets; (xiii) elevating levels of inflation, and its impact on GBDC and GBDC 3, on their portfolio companies and on the industries in which they invest; (xiv) combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; (xv) the future operating results and net investment income projections of GBDC, GBDC 3, or, following the closing of one or both of the Mergers, the combined company; (xvi) the ability of GC Advisors to locate suitable investments for the combined company and to monitor and administer its investments; (xvii) the ability of GC Advisors or its affiliates to attract and retain highly talented professionals; (xviii) the business prospects of GBDC, GBDC 3 or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xix) the impact of the investments that GBDC, GBDC 3 or, following the closing of one or both of the Mergers, the combined company expect to make; (xx) the expected financings and investments and additional leverage that GBDC, GBDC 3 or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; and (xxi) other considerations that may be disclosed from time to time in GBDC’s and GBDC 3’s publicly disseminated documents and filings. GBDC and GBDC 3 have based the forward-looking statements included in this press release on information available to them on the date of this communication, and they assume no obligation to update any such forward-looking statements. Although GBDC and GBDC 3 undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that GBDC and GBDC 3 in the future may file with the SEC, including the Joint Proxy Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GBDC and GBDC 3, along with the related Proposals for which stockholder approval will be sought. In connection with the Proposals, each of GBDC and GBDC 3 intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GBDC 3 and a prospectus of GBDC (the “Joint Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GBDC AND GBDC 3 ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT OF GBDC AND GBDC 3 REGARDING THE PROPOSALS WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GBDC, GBDC 3, THE MERGERS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GBDC and GBDC 3 and their respective directors, executive officers and certain other members of management and employees of GC Advisors and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GBDC and GBDC 3 in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GBDC and GBDC 3 stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

Exhibit 3

Golub Capital BDC 3, Inc. will host a special conference call at 1:00 pm Eastern Time on Wednesday, January 17 to discuss the proposed merger between Golub Capital BDC 3, Inc. and Golub Capital BDC, Inc. (Nasdaq: GBDC). All interested stockholders may participate in the conference call by dialing (888) 330 - 3529 approximately 10 - 15 minutes prior to the call. International dialers, please dial +1 (646) 960 - 0656. Participants should reference Golub Capital BDC 3, Inc. when prompted. An archived replay of the call will be available shortly after the call until 11:59 p.m. (Eastern Time) on January 31, 2024. To hear the replay, please dial (800) 770 - 2030 or (647) 362 - 9199. For all replays, please reference conference ID number 4050536. Should you have any questions, please contact Investor Relations at investorrelations@golubcapital.com . 200 Park Ave, 25 th Floor, New York, NY 10166 | Main: 212.750.6060 | Fax: 212.750.5505 | golubcapital.com Forward - Looking Statements This communication may contain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward - looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward - looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GBDC undertakes no duty to update any forward - looking statement made herein. All forward - looking statements speak only as of the date of this communication. Some of the statements in this communication constitute forward - looking statements because they relate to future events, future performance or financial condition or the two - step merger of GBDC 3 with and into GBDC (collectively, the “Mergers”), along with the related proposals for which stockholder approval will be sought (collectively, the “Proposals”). The forward - looking statements may include statements as to: future operating results of GBDC and GBDC 3 and distribution projections; business prospects of GBDC and GBDC 3 and the prospects of their portfolio companies; and the impact of the investments that GBDC and GBDC 3 expect to make. In addition, words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words indicate forward - looking stateme nts, although not all forward - looking statements include these words. The forward - looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the e xpe cted synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of GBDC and GBDC 3 stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the ri sk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of GBDC and GBDC 3 or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or global health pandemics, such as the COVID - 19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets that could result in

For intended recipient only. Do not copy. Do not distribute. changes to the value of GBDC’s or GBDC 3’s assets; (xiii) elevating levels of inflation, and its impact on GBDC and GBDC 3, on their portfolio companies and on the industries in which they invest; (xiv) combined company’s plans, expectations, objective s and intentions, as a result of the Mergers; (xv) the future operating results and net investment income projections of GBDC, GBDC 3, or, following the closing of one or both of the Mergers, the combined company; (xvi) the ability of GC Advisors to locate suitable investments for the combined company and to monitor and administer its investments; (xvii) the ability of GC Advisors or its affiliates to attract and retain highly talented professionals; (xviii) the business prospects of GBDC, GBDC 3 or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xix) the impact of the investments that GBDC, GBDC 3 or, following the closing of one or both of the Mergers, the combined company expect to make; (xx) the expected financings and investments and additional leverage that GBDC, GBDC 3 or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; and (xxi) other considerations that may be disclosed from time to time in GBDC’s and GBDC 3’s publicly disseminated documents and filings. GBDC and GBDC 3 have based the forward - looking statements included in this press release on information available to them on the date of this communication, and they assume no obligation to update any such forward - looking statements. Although GBDC and GBDC 3 undertake no obligation to revise or update any forward - looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that GBDC and GBDC 3 in the future may file with the SEC, including the Joint Proxy Statement (each as defined below), annual reports on Form 10 - K, quarterly reports on Form 10 - Q and current reports on Form 8 - K. Additional Information and Where to Find It This communication relates to a proposed business combination involving GBDC and GBDC 3, along with the related Proposals for which stockholder approval will be sought. In connection with the Proposals, each of GBDC and GBDC 3 intend to file relevant materials with the SEC, including a registration statement on Form N - 14, which will include a joint proxy statement of GBDC and GBDC 3 and a prospectus of GBDC (the “Joint Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GBDC AND GBDC 3 ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT OF GBDC AND GBDC 3 REGARDING THE PROPOSALS WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GBDC, GBDC 3, THE MERGERS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com . Participants in the Solicitation GBDC and GBDC 3 and their respective directors, executive officers and certain other members of management and employees of GC Advisors and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GBDC and GBDC 3 in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GBDC and GBDC 3 stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above. 200 Park Ave, 25 th Floor, New York, NY 10166 | Main: 212.750.6060 | Fax: 212.750.5505 | golubcapital.com